Exhibit 20.1

DATED 2009
ZATTIKKA LIMITED (1) - and - MATTHEW SPALL (2) - and - IAN WILLEY (3) - and - RONALD BATTY (4)
AGREEMENT relating to the sale and purchase of the business and assets of gimme5games.com and certain other assets owned by the Sellers
HARBOTTLE & LEWIS LLP Hanover House 14 Hanover Square London W1S 1HP

THIS AGREEMENT is made on the day of 2009

BETWEEN:

(1)	ZATTIKKA LIMITED, a company incorporated in England and Wales under company number 06382344 whose registered office is at Hanover House, 14 Hanover Square, London W1S 1HP, (the “Purchaser”);

(2)	MATTHEW SPALL (“MS”);

(3)	IAN WILLEY (“IW”); and

(4)	RONALD BATTY (“RB),

(MS, IW and RB, together the “Sellers” and each one of them a “Seller”).

RECITALS:

(A)
The Sellers carry on the business of developing and exploiting flash, iPhone and other games, including without limitation, exploiting the websites and all games and other content on the websites (the “Websites”) with URLs: gimme5games.com, challengespot.com and balloonheadedboy.com (the “Business”).

(B)
The Sellers have agreed to sell and transfer, and the Purchaser has agreed to purchase, the Business as a going concern together with the Sale Assets (as defined below) on the terms and conditions set out in this Agreement.

IT IS AGREED:

1.	Interpretation

1.1	In this Agreement, including the Recitals and Schedules, the following words and expressions shall have the following meanings:

“Affiliate”
means with respect to any person, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the relevant person (and, for the avoidance of doubt a person shall be deemed to control another person if the first such person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the second person, whether through the ownership of voting securities, control of voting rights, by contract or otherwise);

“Asset Rights”
means any and all rights of whatever nature held by any of the Sellers or Playora at the Completion Date to bring any form of claim against any suppliers or other third parties under any warranties, representations, conditions, guarantees or indemnities expressly or impliedly given by such persons in relation to the Business and/or any of the Sale Assets;

“Book Debts”
means all amounts owing to any of the Sellers or Playora or their associated businesses at the Completion Date (whether or not then due and payable or invoiced for) in relation to the conduct of the Business in the period up to the Completion Date;

“Business”	shall have the meaning given in Recital A;
“Business Day”	means a day (other than a Saturday or Sunday) on which banks are open for business in London;
“Business Information”
means any and all information, Know-How, documents, correspondence, books and records on whatever medium stored which relates to the Business or the Sale Assets and which are held by or are under the control of any of the Sellers or Playora at the Completion Date;

“Business Liabilities”
means any and all Claims, Losses and/or Liabilities in relation to the Business and/or the Sale Assets at the Completion Date or otherwise arising from or relating to the period up to the Completion Date;

“Claim”	means any action, proceeding, claim or demand of any kind;
“Completion”	means completion of the performance by the parties of their respective obligations set out in Clause 4.4;
“Completion Date”	means the date on which Completion actually occurs;

“Confidential Information”
means all information (whether oral or written) acquired (whether before or after the date of this Agreement and whether directly or indirectly) as a result of negotiating, entering into or performing this Agreement which relates to the affairs or business of another party to this Agreement (and/or any such other party’s Affiliates) and all confidential information held by them or of which they may become aware relating to the Business and/or the Sale Assets;

“Consideration”	shall have the meaning given in Clause 3.1;
“Contract”
means any contract or commitment (whether written or oral) to which any of the Sellers or Playora (or any of them) is a party relating to the Business which is wholly or partly unperformed as at the Completion Date, including without limitation, the Transferring Contracts;

“Disclosed”
means in respect of any fact, matter or circumstance, fully and fairly disclosed to the Purchaser in the Disclosure Letter with sufficient explanation and detail to enable the Purchaser to identify clearly the nature, scope and full implications of the relevant fact, matter or circumstance being disclosed;

“Disclosure Letter”	means the letter of today’s date in the agreed form from the Sellers to the Purchaser (together with any attachments);
“Domain Names”	means the domain names listed in Schedule 3;
“Employee”	means any person who is an employee of the Business or who is engaged to provide any services to the Business;
“Encumbrance”
means any claim, charge, mortgage, pledge, trust, security, lien, option, guarantee, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or any other security interest of any kind;

“Excluded Assets”
means those assets listed in Schedule 2 which are owned by the Sellers but which are excluded from the sale and purchase pursuant to this Agreement and are to be retained by their existing owner from Completion;

“Goodwill”
means the goodwill, custom and connection of any of the Sellers and Playora in relation to the Business as at the Completion Date together with the exclusive right for the Purchaser and its successors and assigns to represent themselves as carrying on the Business in succession to the Sellers and the exclusive right to use all trade and business names associated with the Business;

“HMRC”	means HM Revenue and Customs;
“Intellectual Property”
means any and all intellectual property rights or analogous intangible rights including all patents, trade marks, service marks, business names, trade names, domain names, logos and get-up, emblems, registered designs, unregistered designs, copyrights (including copyright in any computer programs), rights relating to layout, design graphics, and text, rights relating to look and feel and formulas and rights to any underlying source code and object code, all database rights, software programmes, topography rights and other forms of intellectual or industrial property (whether or not registered or registerable and for the full period thereof and all extensions and renewals thereof and applications for registration of or otherwise in connection with the foregoing), know-how, inventions, formulae, confidential or secret processes and information (in each case in any part of the world), unfair competition rights and rights to sue for passing off or past infringements, rights under licences, consents, order, statutes or otherwise in respect of any rights of the nature specified above and rights of the same or similar effect or nature as the foregoing in any jurisdiction;

“Intellectual Property Rights”
means any and all Intellectual Property which is owned (legally or beneficially), used and/or licensed by the Sellers in relation to the Business at the Completion Date (including, without limitation, the Domain Names) and which are not Excluded Assets;

“Investment Round”	means the issue of equity by the Purchaser raising in consideration at least £500,000;
“IP Assignments”	means the deeds of assignment of Goodwill and Intellectual Property Rights in the agreed form to be entered into between each of the Sellers and the Purchaser upon Completion;

“Know-How”	means all information not publicly known which is owned and/or used by any of the Sellers in connection with the Business;
“Liabilities”
means all liabilities, debts, duties, commitments and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent or ascertained or unascertained and whether owed or incurred severally, jointly or jointly and severally or as a principal or surety;

“Loss”	means any loss, cost, charge, damage, award, penalty, fine or expense (including all reasonable expenses of investigations and reasonable legal or other professional fees and expenses);
“Other Assets”
means all assets, property and rights (of whatever nature) which are owned and/or used (or which have been acquired and are intended to be used) by any of the Sellers in connection with the Business at the Completion Date and all property, rights and assets owned by Playora but which do not fall within the definition of any other Sale Asset and which do not comprise Excluded Assets;

“Playora”	means Playora Limited incorporated in England and Wales under number 06866830;
“Purchaser’s Group”
means the Purchaser and any Affiliate of the Purchaser including, without limitation, any direct or indirect holding company of the Purchaser and any direct or indirect subsidiary of the Purchaser or of any such holding company;

“Purchaser’s Solicitors”	means Harbottle & Lewis LLP of Hanover House, 14 Hanover Square, London W1S 1HP;
“Sale Assets”
means the property, assets and rights of the Business to be purchased by the Purchaser listed in Clause 2.2 including those listed in Schedule 3 and those assets and rights acquired by MS pursuant to an agreement and an assignment both dated 30 January 2009 with Eidos Interactive Limited and which are not Excluded Assets;

“Sellers’ Account”
means the following bank accounts of the Sellers:

Account Name:  M Spall
Bank:
Account Number:
Sort Code:

Account Name:  Ian J Willey
Bank:  Account
Account Number:
Sort Code:

Account Name:  Ronald S Batty
Account Number:
Sort Code:

“Service Agreements”	means the service agreements in the agreed form to be entered into between the Purchaser and each of the Sellers upon Completion;
“Transaction Documents”	means this Agreement, the Disclosure Letter, the IP Assignments, the Service Agreements and any other agreement or document referred to in this Agreement as being in the agreed form;
“Transferring Contracts”	means:
(i)each of those Contracts which are listed in Schedule 3; and
(ii)any other Contract which the Purchaser may agree in writing shall be a Transferring Contract for the purposes of this Agreement;
“Warranties”	means those representations and warranties listed in Schedule 4; and
“Warranty Claim”	means any claim by the Purchaser against the Sellers in respect of a breach of any of the Warranties.
1.2	In this Agreement, unless otherwise specified, references to:

(a)	any statute or statutory provision are to that statute or statutory provision as from time to time amended extended or re-enacted and any subordinate legislation made under it;

(b)	a “person” includes any individual, company, firm, corporation, partnership, joint venture, association, institution or government (whether or not having a separate legal personality);

(c)	recitals, Clauses and Schedules are references to recitals, clauses and schedules of this Agreement;

(d)	one gender include all genders and references to the singular include the plural and vice versa;

(e)	a document are references to that document as from time to time varied or supplemented;

(f)
a document in the “agreed form” are references to such document in the terms agreed by the parties and for the purposes of identification initialled by or on behalf of each party on or before the date of this Agreement;

(g)	a “subsidiary” or “holding company” shall be construed in accordance with Section 1159 of the Companies Act 2006.

1.3	The headings in this Agreement are for guidance only and shall not affect its interpretation.

1.4
Any phrase in this Agreement introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding or following those terms.

1.5	The Schedules form part of this Agreement and will be of full force and effect as though they were expressly set out in the body of this Agreement.

2.	Agreement for Sale of the Business

2.1
Each of the Sellers shall sell (or procure the sale of) with full title guarantee and free from all Encumbrances and the Purchaser shall purchase the Business as a going concern and the Sale Assets as at, and with effect from Completion.

2.2	Subject to Clause 2.3, the Sale Assets shall include:

(a)	the Goodwill;

(b)	the Intellectual Property Rights;

(c)	the Business Information;

(d)	the benefit of the Contracts;

(e)	the Asset Rights; and

(f)	the Other Assets.

2.3
The Excluded Assets shall be excluded from the sale and purchase of the Business and shall remain in the ownership of the relevant Seller or, where applicable, such other person as may own the relevant Excluded Asset.

2.4
The Purchaser shall not be obliged to complete the purchase of the Business or any of the Sale Assets unless the sale and purchase of the Business and each of the Sale Assets is completed simultaneously.

2.5	Title in, and risk of loss or damage to, the Business and each of the Sale Assets shall pass to the Purchaser on Completion.

3.	Purchase Consideration

3.1	The total consideration payable by the Purchaser to the Sellers in respect of the sale of the Business and Sale Assets (the “Consideration”) shall be satisfied as follows:

(a)	the payment at Completion by the Purchaser to the Sellers of the non-returnable sum of £100,000 in aggregate apportioned in accordance with Schedule 1; and

(b)
the non-returnable payment by the Purchaser to the Sellers in cash of £40,000 for every one million unique visitors (excluding any visits included in a bounce rate in excess of 40%), in each case as reported in and determined on any day by Google Analytics, to the URL, www.gimme5games.com and such other websites agreed by the parties from time to time (“Qualifying Unique Visitors”) (the generation of each million Qualifying Unique Visitors being a “Milestone Event”) within the 15 month period from the Completion Date, the amount of such additional consideration payments being subject to a total aggregate cap of £200,000.

If any additional consideration referred to in Clause 3.1(b) is satisfied, then the Purchaser shall arrange for such additional consideration to be apportioned in accordance with Schedule 1 and telegraphically transferred into the Sellers’ Account in immediately available funds within 10 Business Days following the occurrence of each Milestone Event.

3.2
The parties agree that the sale of the Business by the Sellers will be considered as a ‘Disposal of Business’ and will be dealt with as a ‘Section 48 transaction’ where the consideration is £300,000, payable as to (i) £100,000 on Completion and (ii) up to £200,000 in deferred consideration payable in instalments subject to the contingencies set out in Clause 3.1(b).

4.	Completion

4.1
Completion shall take place immediately following the Investment Round being completed or such earlier date notified by the Purchaser to each of the parties when each of the matters set out in Clause 4.4 shall be effected.

4.2
During the period from the date of this Agreement until Completion the Sellers shall carry on and preserve the Business and the Sale Assets and their relationships with customers, suppliers and other third parties in substantially the same manner as they had prior to the date of this Agreement and procure that the Business is in all respects conducted only in the usual course and in consultation with the Purchaser and shall not do any act or make any omission which would be likely to result in a breach of any of the Warranties and shall provide the Purchaser with such information as the Purchaser may from time to time reasonably request.

4.3
If neither the Investment Round nor Completion have taken place within 60 days of the date of this Agreement, this Agreement shall automatically lapse and terminate and no party shall have any claim of any nature whatsoever under this Agreement against any other party or parties.

4.4	On Completion:

(a)	each of the Sellers shall deliver to the Purchaser, and the Purchaser shall deliver to the Sellers, counterparts of the following documents duly executed by them;

(i) the Disclosure Letter;

(ii) the IP Assignments; and

(iii) the Service Agreements;

(b)	each of the Sellers shall:

(i)	deliver completed releases from any third party who may otherwise have any rights or claims in respect of the Business or the Sale Assets;

(ii)	deliver to the Purchaser all of the Sale Assets as are capable of being transferred by delivery;

(iii)	cause to be delivered to the Purchaser (or, if so requested by the Purchaser, cause to be made available to the Purchaser):

(A)	the originals (or where originals are not available, copies) of each of the Contracts;

(B)	any documents (other than the IP Assignments) required to transfer any of the Domain Names or any other Intellectual Property Rights to the Purchaser;

(C)	any other documents in the Sellers’ possession or are necessary or desirable to complete the sale and purchase of the Business and the Sale Assets and vest title to the Sale Assets in the Purchaser.

4.5
Subject to the Sellers complying with their obligations under the preceding provisions of this Clause 4, the Purchaser shall arrange for the sum of £100,000 in aggregate to be telegraphically transferred into the Sellers’ Account in immediately available funds.

4.6
Neither party shall be obliged to complete this Agreement unless the other party shall have fulfilled all of its obligations under Clause 4.4. The Purchaser may in its absolute discretion waive any requirement contained in Clause 4.4(a).

4.7
Insofar as any of the Sale Assets that are to be delivered to the Purchaser on Completion are not in the possession or under the control of the Sellers at that time, the Sellers shall as soon as practicable after Completion, and in any case within 20 Business Days after Completion:

(a)	inform the Purchaser in writing of the persons who are holding the relevant Sale Assets and the location or locations at which they are held;

(b)	instruct the persons holding the relevant Sale Assets to hold such Sale Assets to the order of the Purchaser with effect from Completion; and

(c)	procure that such Sale Assets are delivered to the Purchaser or as the Purchaser may direct.

5.	Period Following Completion

5.1
After Completion, the Sellers shall give, or procure to be given, to the Purchaser all such information and other assistance that the Purchaser may reasonably require for the conduct of the Business or in relation to the Sale Assets or for the purpose of implementing the provisions of this Agreement.

5.2
The Sellers shall promptly upon receipt, pass, or procure to be passed to the Purchaser all correspondence, information, orders, enquiries and items relating to the Sale Assets or the Business which may be received by them after Completion.

5.3
The Sellers shall notify the Purchaser in writing as soon as reasonably practicable upon becoming aware of any Claims made against the Sellers or any pending or threatened Claims of which they become aware may be made against the Sellers by any third party in respect of any actions taken or omitted to be taken in relation to the Business or Sale Assets prior to Completion.  The Sellers shall keep the Purchaser informed in relation to such Claims where they could adversely affect the Business.

5.4
The parties acknowledge that the Sellers will procure that any assets relating to the Business (including the benefit of the Transferring Contracts) held or owned by Playora will be transferred to the Purchaser pursuant to this Agreement and the Sellers agree to procure that Playora will not undertake any activity save in respect of completion of any current contractual commitments and the ongoing collection of any revenue relating to the Excluded Assets and although the Purchaser agrees that the name “Playora” can be retained in the corporate name “Playora Limited”, the Sellers will, if requested by the Purchaser, change its name and permit a company nominated by the Purchaser to change its name to “Playora Limited” or any other name including the word “Playora”.

6.	Warranties

6.1	The Sellers represent and warrant to the Purchaser that each of the Warranties on the date of this Agreement and at Completion is and will be true and accurate in all respects and not misleading.

6.2
The Sellers acknowledge that the Purchaser has entered into this Agreement in reliance upon the Warranties. Save as expressly otherwise provided, each of the Warranties shall be construed as a separate and independent warranty and shall not be limited by reference to any other Warranty or by anything else in this Agreement.

6.3
Without restricting the right of the Purchaser to claim on any other basis or to exercise any other rights available to it, the amount of any Claim under this Agreement may be determined as and be deemed to be the amount by which any assets or liabilities of the Business are respectively less or more than they would have been had the relevant Warranty been true and accurate in all respects and not misleading.

6.4
Where any of the Warranties are qualified by the expression “so far as the Sellers are aware”, “to the Sellers’ knowledge, information and belief”, “known to the Sellers” or anything similar, such Warranty shall be deemed to be given to the best of the knowledge, information and belief of the Sellers after making due and careful enquiries.

6.5	This Agreement (including, without limitation, the Warranties) will remain in full force and effect beyond and notwithstanding Completion.

6.6
Notwithstanding any other provision of this Agreement the Warranties shall not be or be capable of being qualified or discharged by the Disclosure Letter or in any other way insofar as any Warranty Claim arises as a consequence of any fraud, wilful misconduct or concealment by any Seller.

6.7	The amount of any successful Warranty Claim against the Sellers shall, to the extent permissible, be deemed to constitute a reduction in the Consideration.

6.8
The Warranties are given subject to matters which have been Disclosed but no other information relating to the Business, or Sale Assets of which the Purchaser, its agents and/or its advisers has knowledge (actual, constructive or imputed) or which could have been discovered (whether by investigation made by the Purchaser or made on its behalf) shall prejudice any Warranty Claim or other claim which may be made by the Purchaser under this Agreement or operate to reduce any amount recoverable.

7.	Data Protection

7.1
For the purposes of this Clause, Data Protection Legislation means the Data Protection Act 1998 and the Data Protection Act 1984 (to the extent still in force) and any other applicable data protection legislation, regulations and guidance in force from time to time throughout the world as are relevant to the compiling and use of personal data including, without limitation, industry best practice from time to time.

7.2
Each party shall satisfy itself as to the extent of and shall comply with its obligations and duties under the Data Protection Legislation and other applicable statutory or European Community provisions, regulations or guidance which may arise in relation to the implementation of any of the provisions of this Agreement at any time both before and after Completion and each party shall ensure that it has given any relevant registrations and notifications under the Data Protection Legislation to enable it to comply with the provisions of the Data Protection Legislation.

7.3
The Sellers and the Purchaser shall agree and take all steps necessary in order to ensure that the data subjects in all databases in respect of which the Data Protection Legislation applies which are being transferred from the Sellers to the Purchaser under this Agreement shall give their consent to the disclosure, processing and transfer of their personal data under this Agreement in a manner which is in accordance with the Data Protection Legislation and industry best practice from time to time.

8.	Apportionments

8.1
All charges and outgoings relating to or payable in respect of the Business or any of the Sale Assets which relate to a period commencing before or on and ending after the Completion Date shall be apportioned on a time basis (save for all charges and outgoings specifically referable to the extent of the use) so that the part of such charges and outgoings that is attributable to the period ending on the Completion Date shall be borne by the Sellers and that part of such charges and outgoings as is attributable to the period after the Completion Date shall be borne by the Purchaser.

8.2
Such part of all royalties, discounts, rebates and other sums receivable in respect of the Business or any of the Sale Assets which relate to the period up to the Completion Date shall be for the benefit of the Sellers and the Sellers shall be responsible for and pay all royalties and other amounts payable to third parties in respect of such sums, and such part of the royalties, discounts, rebates and other sums receivable in respect of the Business or any of the Sale Assets which relate to the period from the Completion Date shall be for the benefit of the Purchaser and the Purchaser shall be responsible for and pay all royalties and other amounts payable to third parties in respect of such sums.

8.3
All monies received by the Sellers which belong to the Purchaser pursuant to this Clause 8 shall be held on trust for the Purchaser by the Sellers and shall promptly be paid to the Purchaser following receipt.

9.	Business Liabilities

9.1
The sole responsibility for the payment and/or discharge of all Business Liabilities shall remain with the Sellers and nothing in this Agreement shall pass to the Purchaser, or shall be construed as acceptance by the Purchaser of, any of the Business Liabilities.

9.2
Subject to Clause 9.3, the Sellers shall at all times indemnify and keep the Purchaser and all other members of the Purchaser’s Group fully and effectively indemnified on demand against any and all Claims, Losses and/or Liabilities which the Purchaser and/or any other member of the Purchaser’s Group may suffer or incur as a result of, in relation to or in connection with (a) the subject matter of any Warranty Claim; (b) any Business Liabilities; (c) the Contracts (subject to Clause 11.1); and (d) any Claims made by any person against the Purchaser and/or any other member of the Purchaser’s Group relating to or in respect of the carrying on of the Business in the period up to Completion (including, without limitation, any act or omission on the part of any of the Sellers in relation to the Contracts or any defects in, or alleged defects in services supplied or rights licensed in the period up to Completion and any Liabilities in relation to any person who is, or has been at any time deemed to be, an Employee of the Business).

9.3
The Sellers shall not be liable for any Claim under Clause 9.2 unless the Sellers notify the Purchaser of a Claim on or before the fourth anniversary of Completion in the case of a non-tax related Claim or prior to the seventh anniversary of Completion in the case of a tax related Claim.

10.	Book Debts

10.1
The Book Debts shall be excluded from the sale of the Business and the Sale Assets pursuant to this Agreement and, subject to Clause 10.2, the Sellers shall following Completion be entitled to collect the Book Debts for their own account.

10.2
The Sellers undertake to the Purchaser that they shall act in a reasonable manner when collecting the Book Debts, shall have regard to the legitimate interests of the Purchaser in respect of the Business and shall not do or omit to do anything during the course of seeking the recovery of any of the Book Debts which is likely to adversely affect the Goodwill or the reputation of the Business or the Purchaser or which is likely to lead to any person ceasing to deal with the Business or to reduce its level of dealings with the Business.

11.	Contracts and Third Party Consents

11.1	Subject to the provisions of Clauses 8.2 and 1.1, with effect from the Completion Date:

(a)	the Sellers shall hereby assign to the Purchaser the benefit (subject to the burden) of each of the Transferring Contracts; and

(b)	the Purchaser shall carry out and perform for its own account all of the Sellers' obligations under each of the Transferring Contracts in accordance with the terms of such Transferring Contracts.

11.2
If any Contract cannot effectively be assigned or is not permitted to be assigned to the Purchaser except by an assignment made with a specified third party's consent or by a novation agreement with a third party:

(a)	nothing contained in this Agreement shall constitute an assignment or an attempted assignment of such Contract if the assignment or attempted assignment would constitute a breach of the Contract;

(b)
the Sellers and the Purchaser shall use their respective reasonable endeavours to obtain the relevant third party's consent to the assignment or novation of such Contract as soon as reasonably practicable following Completion;

(c)	from the Completion Date, unless and until such Contract is assigned or novated, the Sellers shall be treated as holding the benefit of the Contract on trust for the Purchaser and:

(i)
the Purchaser shall perform all the obligations of the Sellers under the Contract (whether as the Sellers’ sub-contractor or agent or in any way or any capacity reasonably open to it) if and to the extent that such performance does not constitute a breach of the Contract;

(ii)	the Sellers shall do all such acts and things as the Purchaser may reasonably request to enable performance of the Contract and to provide the Purchaser with the benefit of the Contract;

(iii)
the Sellers shall account to the Purchaser for all monies, goods or other benefits received by the Sellers under any such Contract in respect of the period from the Completion Date as soon as reasonably practicable following receipt;

(iv)
the Sellers shall not without the prior written consent of the Purchaser agree to any amendment or termination of the relevant Contract or any waiver by the Sellers of their rights under the Contract; and

(d)
in any case where the provisions of this Clause 11 do not enable the full benefit of any Contract to be enjoyed by the Purchaser after Completion, the Sellers and the Purchaser shall consult and shall use all reasonable endeavours to achieve an alternative solution under which the Purchaser shall both receive the full benefit of that Contract and assume the associated obligations (or, if so requested by the Purchaser, to procure that the Contract is terminated without any liability to the Sellers or the Purchaser).

(e)
if any required consent to assignment or novation is not obtained or completed (as appropriate) in respect of any Contract within 3 months of Completion then the Purchaser may at any time thereafter elect to terminate any interest it may have in the relevant Contract pursuant to this Agreement by serving written notice on the Sellers in which case the obligations of the Purchaser in respect of that Contract pursuant to this Clause 11 shall terminate immediately.

12.	Set Off

The Purchaser shall be entitled to set-off or (pending the determination of the relevant amount) withhold any amounts payable by it to the Sellers under this Agreement against the amount of:

(a)	any Warranty Claims or other Claims made by the Purchaser or any other member of the Purchaser’s Group under or in respect of this Agreement or any of the other Transaction Documents; and

(b)	any sum due to the Purchaser by the Sellers under this Agreement.

13.	Restrictions on the Sellers

13.1
In order to assure to the Purchaser the full benefit of the Goodwill and the Business each of MS, IW and RB hereby severally undertakes that he shall not either alone or by any employees, agents or otherwise howsoever or in conjunction with or on behalf of or for any other person, or as a manager, agent, partner, director, consultant or employee of any other person, directly or indirectly, do any of the following things:

(a)	at any time after Completion:

(i)
disclose to any person or use himself for any purpose (other than as required pursuant to this Agreement or pursuant to the Business) Confidential Information or any information concerning the business, accounts or finances of the Business or any of its transactions or affairs which may have come to his knowledge (and each of the Sellers further agrees to use his reasonable endeavours to prevent the publication and/or disclosure of the same); or

(ii)
 use for any purposes whatsoever any trade, business or product names or any trade marks, designs, name, mark, style or logo used in connection with the Business (or any other designs, name, mark, style, words or logo colourably similar or likely to be confused with them) or any of the Intellectual Property Rights (including the words “gimme5games” and (save for use in the corporate name of Playora Limited) “Playora”); or

(iii)
in the course of carrying on any trade or business (other than on behalf of the Business, the Purchaser or the Purchaser’s Group), claim, represent or otherwise indicate any present association with the Business, the Purchaser or the Purchaser’s Group or for the purpose of obtaining or retaining any business or custom claim, represent or otherwise indicate any past association with the Purchaser or any member of the Purchaser’s Group; or

(iv)
do or say anything with the intention of harming the reputation of the Business or the Purchaser’s Group or do anything which could be anticipated to lead to any person or undertaking ceasing to do business with the Business or any member of the Purchaser’s Group;

(b)	for the later of the period of 18 months after Completion and the date of such Seller ceasing to be an employee of or consultant to any member of the Purchaser’s Group (the “Period”):

(i)
be engaged, concerned or in any way interested in any capacity whatsoever in any business concern which competes or is intended to compete with the Business and/or any member of the Purchaser’s Group; or

(ii)
solicit, entice away, engage or deal with any customers, suppliers, distributors, licensors or licensees of the Business or any member of the Purchaser’s Group in competition with the Business and/or any member of the Purchaser’s Group; or

(iii)	transfer any interest in shares in the Purchaser or any member of the Purchaser’s Group other than as part of a transaction whereby a third party acquires all of the Purchaser’s shares; and

(c)	for the later of the Period and one year after such Seller ceasing to be an employee of or consultant to any member the Purchaser’s Group:

(i)
employ or engage or offer to employ or engage, canvass or solicit the employment or engagement of or otherwise endeavour to entice away from any member of the Purchaser’s Group any employee of, or exclusive service provider or contractor to, any member of the Purchaser’s Group or procure or assist any third party to do any of the foregoing; or

(ii)
solicit or endeavour to entice away from or discourage from dealing with the Purchaser or any member of the Purchaser’s Group or otherwise interfere with a Restricted Customer or a Restricted Supplier or their business or custom or contact a Restricted Customer or a Restricted Supplier with a view to adversely affecting the provision of goods, services or rights to that Restricted Customer by the Purchaser or any member of the Purchaser’s Group or with a view to adversely affecting the Purchaser’s or any member of the Purchaser’s Group’s receipt of goods, services or rights from that Restricted Supplier.

13.2	For the purposes of this Clause 13:

“Reference Period” means the period of 2 years ending on the date of such Seller ceasing to be an employee of or consultant to any member the Purchaser’s Group;

“Restricted Customer” means any firm, company or other person who, at any time during the Reference Period was a customer of or a licensee or licensor of or in the habit of dealing with the Purchaser or any member of the Purchaser’s Group or with whom the Purchaser or any member of the Purchaser’s Group was involved in negotiations with a view to such firm, company or other person becoming a customer or licensee or licensor of the Purchaser or any member of the Purchaser’s Group and in each case with whom the Seller had contact during the Reference Period; and

“Restricted Supplier” means any firm, company or other person who, at any time during the Reference Period was a supplier of goods and/or services or a licensor of rights to the Purchaser or any member of the Purchaser’s Group which were material to the business of the Purchaser or any member of the Purchaser’s Group (including without limitation, any goods and services supplied or rights licensed on an exclusive basis) or with whom the Purchaser or any member of the Purchaser’s Group was involved in negotiations with a view to such firm, company or other person becoming a supplier or licensor of the Purchaser or any member of the Purchaser’s Group and in each case with whom the Seller had contact during the Reference Period.

13.3	The restrictions contained in Clause 13.1 (which are without prejudice to each other) have been carefully considered by the relevant Sellers and are considered reasonable and necessary by the parties for the proper protection of the Business and Goodwill, but in the event that any such restriction shall be found to be void but would be valid if some part thereof were deleted or the period or area of application reduced such restriction shall apply with such modification as may be necessary to make it valid and effective.

13.4
Without prejudice to any other rights or remedies that the Purchaser may have, the Sellers acknowledge and agree that damages alone may not be an adequate remedy for any breach by the Sellers of the provisions of this Clause 13 and that, accordingly, the Purchaser shall be entitled to seek the remedies of injunction, specific performance and/or other equitable relief for any threatened or actual breach of the provisions of this Clause 13 by the Sellers.

13.5
Each of the obligations on the Sellers contained in the above provisions of this Clause 13 constitutes an entirely separate and independent restriction on the Sellers notwithstanding that they may be contained in the same sub-clause, paragraph, sentence or phrase.

13.6
The restrictions in Clause 13.1 shall not preclude the Sellers from holding or acquiring directly or indirectly not more that 1% in nominal value of the issued shares or other securities of any class of any company which is listed or dealt in on any recognised stock exchange and held by way of bona fide investment only.

14.	Announcements

14.1
Subject to this Clause 14 and save in respect of any announcement in the agreed form, the Sellers shall not make or send before or after Completion any announcement, communication or circular relating to the subject matter of this Agreement unless they have first obtained the Purchaser’s written consent to the form and content of such announcement, such consent not to be unreasonably withheld or delayed.

14.2	Clause 14.1 shall not apply to any announcement, communication or circular required to be made or issued by any party by any applicable law, regulatory body or governmental authority.

15.	Notices

15.1
Any notice or other communication given under this Agreement shall be in writing and shall be delivered personally or sent by first class post (or airmail if overseas), to the party due to receive the notice or communication, at its address set out at the beginning of this Agreement or such other address which may from time to time be notified by a person to the other parties in writing as being its usual address or fax number, and in the case of a notice to the Purchaser, with a copy to Harbottle & Lewis LLP, Hanover House, 14 Hanover Square, London W1S 1HP (Ref: 18)

15.2	A notice or other communication shall be deemed given:

(a)	if delivered personally, upon delivery at the address referred to in Clause 15.1;

(b)	if sent by registered post (other than airmail), 2 Business Days after the date of posting; and

(c)	if sent by registered airmail, 5 Business Days after the date of posting,

provided that where delivery or transmission occurs after 18.00 on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 09.00 on the next following Business Day.

15.3
In proving the giving of notice, it shall be sufficient to prove that the envelope containing the notice was properly addressed to the relevant party and delivered either to that address or posted as registered post (or registered airmail if overseas).

16.	Entire Agreement

This Agreement and the other Transaction Documents together set out the entire agreement and understanding between the parties and supersede all prior agreements, understandings or arrangements (oral or written and in whatever form) in respect of their subject matter.

17.	Variation

No variation of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the parties.

18.	Further Assurances

18.1
The Sellers shall (and shall procure that any necessary third parties shall) do all such reasonable acts and execute all such documents as the Purchaser may from time to time reasonably request on or after Completion in order to fully implement this Agreement, including, without limitation, to vest in and assure to the Purchaser all rights, title and interest in and to the Business and the Sale Assets and pending which shall from Completion hold the Business and Sale Assets on trust for the Purchaser absolutely.

19.	Assignment

19.1
The Purchaser shall be entitled to assign the benefit of all or any part of this Agreement to any member from to time of the Purchaser’s Group and shall be entitled to charge and/or assign the benefit of all or any part of this Agreement to any bank or financial institution or other person by way of security or otherwise for the purposes of or in connection with the financing or refinancing (whether in whole or in part) by the Purchaser of the acquisition of the Business and Sale Assets (and, without limitation to the foregoing, any such bank, financial institution or person may charge or assign such rights on, for the purpose of or in connection with, any enforcement of the security under such finance arrangements).

19.2
The provisions of this Agreement shall bind the successors of the parties and the legal personal representatives, heirs and estates of the parties but, save in the circumstances referred to in Clause 19.1, the benefit of this Agreement may not be assigned by any party without the prior written consent of the other party.

20.	Contracts (Rights of Third Parties) Act 1999

It is agreed that any member of the Purchaser’s Group may enforce any rights granted to it pursuant to any of the provisions of this Agreement in accordance with The Contracts (Rights of Third Parties) Act 1999 but, save as aforesaid, the parties agree that the provisions of this Agreement are personal to them and are not intended to confer any rights of enforcement on any third party and that The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement or any of its provisions. The parties may agree to vary or modify the terms of this Agreement without obtaining the consent of any person who is not a party to this Agreement.

21.	Invalidity

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction then the legality, validity and enforceability in that jurisdiction of the remaining provisions shall be unaffected and the legality, validity and enforceability in any other jurisdiction of that or any other provision shall be unaffected or impaired.

22.	Remedies and Waivers

22.1
A failure to exercise or delay in exercising any right, remedy or power provided for under this Agreement or by law shall not constitute a waiver of the right, remedy or power or a waiver of any other right, remedy or power. No single or partial exercise of any right, remedy or power prevents any further exercise of it or the exercise of any other right, remedy or power.

22.2	Except where this Agreement provides otherwise, the rights, remedies and powers provided by this Agreement are cumulative and not exclusive of any rights, remedies or powers provided by law.

22.3
Any waiver of a breach of any of the terms of this Agreement or of any default under this Agreement shall not be deemed to be a waiver of any other breach or default and shall not affect the other terms of this Agreement.

23.	Counterparts

This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart, when executed, shall be an original of this Agreement and all counterparts shall together constitute one instrument.

24.	Costs and Expenses

All costs and expenses incurred by or on behalf of the parties to this Agreement in connection with the preparation, negotiation and implementation of this Agreement and/or any of the other Transaction Documents will be borne solely by the party who incurred them.

25.	Joint and Several

Except where this Agreement provides otherwise (and in particular, Clause 13 and the Service Agreements), the obligations of, and all representations, warranties, covenants, agreements, obligations and undertakings given by the Sellers under this Agreement are joint.

26.	Governing Law and Jurisdiction

This Agreement (together with any contractual or non-contractual obligations arising from or connected with this Agreement) shall be governed by and construed in accordance with the laws of England and Wales. The parties irrevocably submit to the exclusive jurisdiction of the Courts of England and Wales in relation to any legal action or proceedings arising out of or in connection with this Agreement.

IN WITNESS of which this document has been executed and delivered as a deed on the day and year first before written.

SCHEDULE 1

Apportionment of Consideration between Sellers

Seller	Cash at Completion	Fraction of Additional Consideration
Matthew Spall		1/3
Ian Willey		1/3
Ronald Batty		1/3

SCHEDULE 2

The Excluded Assets

1.	Any cash in hand and all cash balances held by the Sellers at banks or other institutions at the Completion Date.

2.	Any amounts due or recoverable by the Seller in respect of tax relating to the Business attributable to periods or transactions completed before the Completion Date.

3.	The Book Debts

4.	Any physical assets of the Business, including without limitation, personal computers owned by the Sellers.

5.	The Difference Games assets:

Game titles, including art, sound and code; Astrobuds, Calendar Girls, Christmas Lights, Dreams, Family Fun, Fish in a Bottle, Help in a Box, Jasmine and Jack, Mad World, The Dragon and the Wizard, Zoobugs, Wild Guns, Valentines, Extreme Leprechauns, Witch Academy, Goldie Lox, Born in a Barn - A Dragon Tale, Lil Dave, Noahs Ark, Black Rat, Miki - Space Police, Aladdin, King Quest, Batman, Golden Quest, Hungry Critters, Ninja Joe, iPhone builds of Dreams and Black Rat.

Domain name; differencegames.com

6.
Any future income arising under contracts for work for hire for services provided by any of the Sellers for mobile phone products (other than iPhone products) developed prior to 2009 where the intellectual property in such work is not held by any of the Sellers or their Affiliates, including without limitation, future income from the Bullseye and Fast & Furious games.

7.	The following work for hire contracts commenced by the Sellers in the name of Playora prior to Completion:

(a)	development of flash game based on the AT-43 board game, developed for Rackham Games S.A.S; and

(b)           iPhone development of application for JustGiving (Giving.com Limited).

8.	Other rights:

J2ME and BREW rights to Balloon Headed Boy, and Nintendo DS, PC, J2ME and BREW rights to Prism – Light The Way as they are pre-allocated to Eidos Interactive Ltd pursuant to the agreement between Matt Spall and Eidos Interactive Limited dated 30 January 2009.

Tools and Technologies; Brew framework, Handset Family Tree, MorphMark, ObServer, Skeleton apps, Vendor Bender, Pre-processor, Bubble Wrap, Kiwi, Morpheme API/Nimbus.

Games and game engines; Trumps Engine, Bizarre Kicks, Dream Homes, Easter Island, Gribble 'n Slipps, Log Jam, Spooky Slots.

The names Mopheme, Morpheme Wireless, Morpheme Game Studios and Morphmark.

The following domain names:

morpheme.co.uk
morphemegamestudios.co.uk
morphemegamestudios.com
morphemewireless.biz
morphemewireless.co.uk
morphemewireless.com
morphemewireless.net
morphmark.com

SCHEDULE 3

Sale Assets

1.	The Intellectual Property Rights

All Intellectual Property and other rights in all works and assets (including computer programs, artwork, literary works, sound recordings, musical works and titles) relating to the following:

Tools and Technology

BugSquash	In house QA and project resource tracking system. Constructed from custom Java servlets running under Tomcat with a mySQL back end
Level Builder	A graphical tool for creating game level data. The tool is easily extendible, both to add new game content types and also new output formats. Written in Java Standard Edition (J2SE)
PNG Factory/Bundler
A set of tools and libraries to enable the processing of png images into the most suitable format for the delivery platform. PNG source images are used by every platform we deliver to, and the needs are different for each, such as colour depth, alpha channel etc. (J2SE)

Spam Blaster	A tool for managing mailing lists. Consists of a mySQL database with tools to manage subscriptions etc, and tools to deliver mass mailouts using the data with the database. Platform as BugSquash
Translation Tool	A set of tools to enable easy localisation within our applications. (J2SE)
NOTE: The Tools and Technology Intellectual Property is subject to certain informal non-exclusive grants of consents to third parties permitting use by third parties as provided in the Disclosure Letter.

Web based code and technology

Gwizz	System that allows users to create content in-game and save that content to the system allowing other users to view and interact with that conent.
Gimmes
An on-site currency that users earn by achieving challenges on-site and in-game. Gimmes are spent to unlock certain parts of games or allow extended access to the sites. Users will also be allowed to user real money to buy Gimmes.

High Fives	Users are allowed to reward each other with a high five, resulting in a small number of Gimmes being rewarded to both parties. User are only allowed to give one High Five per 24 hours.
Stickeez	Users can earn stickeez, which are representations of certain goals the user has achieved in games and on the sites.
User presence and management system	Users can register on the site, once registered they have a personal homepage where they can keep track of their Gimmes, High Fives, friends, and stickeez.
High Scores
Users are able to submit a high score, along with a nickname in order to be featured in the high score list for a set period of time. A logged in user’s name is automatically pre-populated and their score doesn’t expire.

ASL Stats	A server-side and client-side app that allows system administrators to turn on an Age, Sex and Location system to survey the userbase.

Advertising rotator	A system that allows direct control over the rotation and frequencies of ads shown, and ad providers carried.
Staging Servers and makelive	A set of tools that enables the easy and rapid update of the live web servers from the production server hosted in the studio. (Linux shell scripts)
User and system admin	A number of tools exist, packaged up into an administration panel, that allows administrative access to users and game layout and presentation information.
Games
Game Title	Note
Airdrop
Animal Scratch
Antivirus
Arachnoid
Avoid
Backgammon
Balloon Headed Boy	J2ME and BREW rights licensed to Eidos Interactive Limited (see Disclosure Letter).
Beef Bash
Big Bod Says...
Blazing Fists
Bluetooth Biplanes
Bod Olympics
Bod Pop
Bod World
Butt Scan
Cannon Bods
Catchup
Cerebral Vortex
Choc-o-Bloc
Cow Bandits
Dawn Of The Bod
Dr Steve's Fartbox
Everything Explodes
Fat Santa
Finger Frenzy
Finger Frenzy II
Fiz Box
Flat-pack Frankie
Go To Hell
Jeremiah Manford's Athletics
Keep - a - Head
Krazy Mall
Loved Up!
Micro Golf
Micro Nitro
Middlename
MotoManiacs

Odd Bods
Pass Ball
Pass The Pint
Phantom Mansion Series
Piano Pig
Piano Pooch
Pigout
Pigout/Fat Santa
Pocket Earth
Pony Club
Primordial Soup
Prism - Light the Way	Nintendo DS, PC, J2ME and BREW licensed to Eidos Interactive Limited (see Disclosure Letter).
Rat Shot
Rotobotix
Scan
Sola Rola Gravity Maze	Game mechanic and level structure only (see Disclosure Letter).
Split em Up
Super Block Busta
Thunder Thumbs
Web Raider
Wizard Pinball
ZooEscape

Websites and other online presences

Gimme5games.com
ChallengeSpot.com
PalmTreeGames.com
BalloonHeadedBoy.com

Domain Names

balloonheadedboy.com
challengespot.co.uk
challengespot.com
challengespot.net
everythingexplodes.co.uk
everythingexplodes.com
gimme5games.co.uk
gimme5games.com
gimmefivegames.co.uk
gimmefivegames.com
giveme5games.co.uk
giveme5games.com
givemefivegames.co.uk
givemefivegames.com
myhighscore.com
myhighscores.com

offthewrist.com
palmtreegames.co.uk
palmtreegames.com
palmtreegames.net
phantommansion.com
playwithmom.co.uk
playwithmom.com
playwithmum.co.uk
playwithmum.com
smashingpresents.com
2.	The Transferring Contracts

Game titles where IP rights for game and code reside with the author and Seller currently is licensed to distribute on the terms set out in the Disclosure Letter.

Game to which contract grants rights	Form of Contract (see Disclosure Letter)
4pm	Email agreement
ADDiction	Email agreement
Alios Army	Email agreement
Alios Army 2	Email agreement
Angular Momentum	Email agreement
Bad Egg	Handshake
Bento	Handshake
Black Knight: Insurrection	Email agreement
Blobbit Dash	Email agreement
Blocks With Letters On (Flash)	Email agreement
Blocks with Letters On (iPhone)	Draft agreement
Borealis	Email agreement
Bouncy Bob	Email agreement
Break Ball	Handshake
Carom	Email agreement
Chooka World	Email agreement
Dizzy Snake	Email agreement
ECAPS	Email agreement
Frosty Balls	Handshake
Gimme Friction Baby	Email agreement
GlueFO	Email agreement
Gridrunner++	Email agreement
Ink	Email agreement
Kahoots	Email agreement
Kermix	Email agreement
More Blocks With Letters On	Email agreement
Now Boarding	Email agreement
Orb Blaster	Email agreement
Pulling Power	Handshake
Red Code	Email agreement
RoboPogo	Handshake

ShoOot2	Email agreement
ShoOot3	Email agreement
Sketch	Email agreement
Sketch2	Email agreement
Snowdrift	Email agreement
Super Amazing Tiger Boy	Handshake
Swinging Ball	Email agreement
That Word Game	Email agreement
Trick or Treat XTreme	Handshake
Trigger Ball	Handshake
XOR	Email agreement

Game titles where IP rights for game and code reside with the author and the Business is licensed to host the game on Gimme5games.com and (where stated in relevant agreements) Facebook and other social media sites only.

Balloon Invasion	Email agreement
Bloxorz	Handshake
Filler	Email agreement
Insurgo	Handshake
Ramps	Handshake

Music service agreements

All music service agreements in place are between Matt Hurd of 48 Florence Road, London, N4 4DP and Eidos Interactive Limited (which as assigned its rights in such agreements to MS) or any of the Sellers are for the following items:

Phantom Mansion	12 pieces over three agreements
Cow Bandits	Title tune and three in game pieces
Arkanoid	Music and sounds effects
Phantom Mansion 2	7 pieces
Avoid	Music

SCHEDULE 4

Warranties

1.	Information Supplied

1.1
All information contained in this Agreement, all matters contained, attached to or referred to in the Disclosure Letter and all other information relating to the Business and the Sale Assets given by or on behalf of the Sellers to the Purchaser, its advisers or agents are true, accurate and complete in every respect and are not misleading.

1.2
There is no information that has not been Disclosed which, if Disclosed, might reasonably affect the willingness of the Purchaser to buy the Business and the Sale Assets on the terms of this Agreement or which is or could be on reasonable inquiry be known to the Sellers and which is likely to be material for a buyer of the Business and Sale Assets for value to know, might adversely affect the present or future value of the Business or any of the Sale Assets..

2.	Capacity of the Sellers

The Sellers have the legal right and all requisite power and authority to enable each of them to enter into and perform their obligations under the provisions of this Agreement and each of the other documents entered into, or to be entered into, pursuant to the terms of this Agreement.

3.	Records

The Business Information:

(a)	have been fully, properly and accurately kept and completed;

(b)	are in the possession of the Sellers;

(c)	constitute an accurate record of all matters that ought to appear in them;

(d)	do not contain any material inaccuracies or discrepancies; and

(e)
where such records are kept on computer, the Sellers are the owners of all hardware and all software licences necessary to enable it to use any of those books, accounts and records in the manner in which they have been used before the date of this Agreement, and the Sellers do not share any such hardware or software with any other person.

4.	The Business and Sale Assets

4.1	The Business is not carried on by or for the benefit of any person other than the Sellers.

4.2	Each of the Sale Assets:

(a)	is in the possession and under the control of the Sellers;

(b)
is in good condition and working order and would not be expected (if the sale of the Business did not take place) to require replacement or any material repairs within a period of 6 months after Completion;

(c)	has been regularly and properly maintained; and

(d)	is adequate for and not surplus to the requirements of the Business.

4.3
Since 18 June 2009, the Business has been carried on in the normal and usual course and the Sellers have paid all creditors of the Business in accordance with their respective credit terms and there are no amounts owing which have been overdue for more than four weeks.

5.	Title to the Assets

5.1	The Sale Assets comprise all property, rights and assets now used in the Business and which are necessary for the continuation of the Business as now carried on.

5.2
The Sellers have good and marketable title to each Sale Asset (tangible and intangible), and each Sale Asset is legally and beneficially owned by the Sellers. There are no Encumbrances over any of the Sale Assets, and the Sellers have not agreed to create any Encumbrances over the Sale Assets or any part of them.

6.	The Contracts

6.1	The Contracts comprise all of the material contracts and engagements (whether written or oral) relating to the Business and the Sale Assets (whether or not entered into by the Sellers).

6.2
The Contracts are valid and binding and the Sellers have performed and complied with their obligations under each of the Contracts in all material respects and are not in default under any of the Contracts.

6.3	None of the Contracts:

(a)	is likely to result in a loss to the Sellers on completion of performance; or

(b)	cannot readily be fulfilled or performed by the Sellers on time without undue or unusual expenditure of money or effort; or

(c)	is the subject of any Claim, dispute or proceeding, whether actual, pending or threatened; or

(d)	cannot be transferred to the Purchaser without the consent of any third party.

6.4
Except for the Contracts there are no contracts, arrangements, licences or other commitments involving obligations or liabilities in respect of the Business or the Assets which ought reasonably to be made known to the Purchaser.

6.5	Copies of the Transferring Contracts are appended to or are summarised (including with full details of any obligation or liability) in the Disclosure Letter.

7.	Employees

No person is employed in connection with the Business or any of the Sale Assets (whether temporary or permanent and whether under a contract of service or contract for services) and no employee or former employee of the Business has any Claim outstanding or contingent or anticipated, against the Sellers or the Business.

8.	Property

The Sellers do not own or have any interest in or any Liability in respect of any freehold or leasehold property in connection with the Business or any of the Sale Assets.

9.	Litigation

9.1
Neither the Sellers, nor any person for whose acts or omissions any of them may be vicariously liable, are engaged in, subject to or threatened by any litigation, administrative, mediation or arbitration proceedings (except for debt collection in the ordinary and usual course of business, details of which have been Disclosed) in relation to the Business or the Sale Assets or any of them or is the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.

9.2	Details of all material claims, complaints or returns relating to the Business that have occurred during the 12 months preceding the date of this Agreement have been Disclosed.

10.	Insolvency

No receiver has been appointed or any distress, execution or other process been levied in respect of the Business or the Sale Assets or any of them and no events have occurred which would justify any such proceedings.

11.	Compliance

11.1	All legislation and all orders, provisions, directions and conditions relating to the Sales Assets or the conduct of the Business (including VAT) have been duly complied with in all respects.

11.2
All necessary licences, consents, permits, agreements, arrangements and authorities (public and private) have been obtained to enable the Sellers to carry on the Business effectively in the manner in which it is now carried on and all such licences, consents, permits, agreements, arrangements and authorities are valid and subsisting. The Sellers know of no reason why any of them should be suspended, cancelled or revoked or the benefit of them should not continue to be enjoyed by the Purchaser or other owner for the time being of the Business and the Sale Assets or any part of them.

11.3	The Sellers have not committed or omitted to do any act or thing in relation to the Business which could give rise to any fine or penalty.

12.	Intellectual Property Rights

12.1
The Sellers are the sole legal and beneficial owner and sole registered proprietor of all the Intellectual Property Rights and each and every part of the Intellectual Property Rights are valid, subsisting and enforceable and free from all Encumbrances.

12.2	All application and renewal fees and other fees, costs, charges and expenses relating to the Intellectual Property Rights have been paid in full on or before their due dates.

12.3
The Sellers hold all registration certificates and other documents, information and other details which may be required in order to establish the title of the Sellers to the Intellectual Property Rights.

12.4
Where any Intellectual Property Rights have been developed for or on behalf of the Sellers by any employees, consultants or other persons, such persons have transferred any interest in and to such Intellectual Property Rights that they hold or may have held to the Sellers and waived any moral rights in respect of the same that may hold or have held.

12.5
All Intellectual Property used or which has been used by the Sellers in relation to the Business but which is not owned by the Sellers (the “Licensed IP”) is or has at the time of any relevant use been the subject of a valid and subsisting written licence granted to the Sellers by the underlying owner of the relevant Licensed IP and the Sellers are and have at all times been authorised to use all Licensed IP used by it in the manner in which it has been so used.

12.6
None of the Intellectual Property Rights are the subject of any pending or threatened proceedings for opposition, cancellation, revocation or rectification or claims by any person (including, without limitation, from any employees or former employees of the Business) and there are no facts, matters or circumstances in existence (including, without limitation, acquiescence in the activities of third parties) which are likely to give rise to any such proceedings or to any threat to the validity or enforceability of any of the Intellectual Property Rights.

12.7
The Sellers have not granted or entered into, and are not obliged to grant or enter into, any agreement, arrangement or understanding (whether legally enforceable or not) for the licensing or otherwise permitting or authorising the use or exploitation of any such Intellectual Property Rights by third parties or which prevents, restricts or otherwise inhibits the freedom of the Business to use and fully exploit such Intellectual Property Rights (whether now or in the future).

12.8	So far as the Sellers are aware, there has been no unauthorised use or infringement by any person of any Intellectual Property Rights.

12.9
None of the activities of the Business or the use or exploitation of any of the Sale Assets infringes any intellectual property or other rights of any third party or is otherwise unlawful or makes the Sellers (or is likely to make the Purchaser) liable to pay any fee or royalty to any third party, other than pursuant to the Transferred Contracts.

EXECUTED and DELIVERED AS A DEED by ZATTIKKA LIMITED acting by in the presence of:	) ) ) ) ) ) )
Director

Witness Signature:
Witness Name:
Witness Address:

Witness Occupation:

EXECUTED and DELIVERED AS A DEED by MATTHEW SPALL in the presence of:	) ) ) )
Witness:
Witness Signature:
Witness Name:
Witness Address:

Witness Occupation:

EXECUTED and DELIVERED AS A DEED by IAN WILLEY in the presence of:	) ) ) )
Witness:
Witness Signature:
Witness Name:
Witness Address:

Witness Occupation:

EXECUTED and DELIVERED AS A DEED by RONALD BATTY in the presence of:	) ) ) )
Witness:
Witness Signature:
Witness Name:
Witness Address:

Witness Occupation: